Exhibit 99.1

January 22, 2018

Dear Fellow Shareholder,

We are urgently seeking your proxy vote FOR approval of the proposed merger of Rosetta Genomics Ltd. (“Rosetta Genomics”) with a subsidiary of Genoptix, Inc. (the “Merger”). Under the terms of the Merger, Rosetta Genomics shareholders will be paid an amount preliminarily estimated to be $0.60 to $0.70 in cash (U.S.) per ordinary share, with the exact price per ordinary share to be determined when the Merger closes (the “Merger Consideration”).

We wish to emphasize that the Board of Directors has explored many different strategic alternatives and concluded that the Merger is in the best interests of Rosetta Genomics’ shareholders and that the Merger Consideration is the highest price reasonably attainable by Rosetta Genomics’ shareholders in a sale of Rosetta Genomics. If the Merger is not completed, Rosetta Genomics will likely be insolvent (from a cash flow perspective), unable to finance operations and have no ready options for obtaining additional liquidity. In such circumstances, Rosetta Genomics may be forced to file for bankruptcy protection.

Our records indicate that your shares remain unvoted. Please take immediate action to vote your Rosetta Genomics shares, preferably by internet or telephone, by following the enclosed proxy voting instructions. The proxy statement remains available for your review and reference at: www.proxyvote.com.

You may also submit a telephone voice vote by calling the following toll-free number: 800-290-6427. You should clearly state your name, and the number of Rosetta Genomics shares you own, along with a contact phone number, on our recorded line.

If you then state that you wish to vote "FOR” the Merger AND also that you are not personally associated with the buyer, Genoptix (by voting “NO” or “AGAINST” for 1A), your vote can be promptly processed and counted.

Time is of the essence because the extraordinary general shareholders meeting to vote on the Merger is scheduled for February 1, 2018. Please vote your Rosetta Genomics shares today!

Thank you for giving this important matter your immediate attention.

Very truly yours,

/s/ Brian A. Markison

Brian A. Markison

Chairman of the Board

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Rosetta Genomics has submitted relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA GENOMICS AND THE MERGER. The proxy statement, proxy card and certain other relevant materials and any other documents submitted by Rosetta Genomics to the SEC may be obtained free of charge on the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this letter contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, the estimated amount of Merger Consideration to be paid for each ordinary share and statements about the consequences to Rosetta Genomics of failing to complete the Merger. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Rosetta Genomics and its industry as of the date of this letter. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Rosetta Genomics may be unable to satisfy conditions to the closing of the Merger; (2) the Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (4) risks that the Merger disrupts current plans and operations of Rosetta Genomics and the potential difficulties in employee retention as a result of the Merger; (5) impact of the Merger on relationships with Rosetta Genomics’ commercial counter-parties; and (6) other risks that may result in the Merger not being consummated within the expected time period or at all, as well as the risks described in Rosetta Genomics’ filings with the SEC. For more details, please refer to Rosetta Genomics’ filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.